Company Presentation November 2020 Exhibit 99.3

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS This presentation is for informational purposes only and is not an offer to sell securities or a solicitation of an offer to buy any securities, and may not be relied upon in connection with the purchase or sale of any security. This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. For a description of the risks we face, see the “Risk Factors” section of the Form 20-F that we filed with the Securities and Exchange Commission on March 24, 2020, which is available by visiting the SEC’s website at www.sec.gov. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation. In addition to International Financial Reporting Standards, or IFRS, financials, this presentation includes certain non-IFRS financial measures. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. A reconciliation of non-GAAP measures to the most directly comparable IFRS measures is contained in the appendix to this presentation. This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data.

QIWI IS A LEADING PROVIDER OF NEXT GENERATION PAYMENT AND FINANCIAL SERVICES WITH A PROVEN TRACK-RECORD OF INNOVATION Prepaid mobile top-up cards Push Payments Self-Service kiosks QIWI Wallet PayTech innovation Tochka QIWI Visa Card Card to card payments Money Remittance FUTURE 1999 2003 2006 2008 2018 2009 2012 2016 Open API Merger of OSMP and E-port IPO on NASDAQ 2015 2007 2013 Listing on MOEX 2019 2020 Flocktory Factoring PLUS SOVEST Sale of SOVEST

TODAY QIWI IS AN INTEGRATED OMNI-CHANNEL ECOSYSTEM WITH EXTENSIVE ADOPTION AND UBIQUITOUS PRESENCE…

QIWI

Leading provider of next-gen payment and financial services in Russia and the CIS

Key facts[1]

Payment services

over 1.5 tn RUB
Payment volume
LTM ending September 30, 2020

32+ mn
Unique ecosystem users

19.7+ mn
Active QIWI wallets

117+ k
Kiosks and terminals

Core focus on specialized **high growth markets** lacking convenient digital solutions

- Self-employed
- Sharing economy (B2B2C)
- Digital entertainment

Portfolio of B2B services

точка

ФАКТОРИНГ ПЛЮС

QIWI DATA

QIWI startups

Total Net Revenue[2]



RUB bn
Includes Rocketbank and Sovest operations
Total Net Revenue
Payment Services Segment Net Revenue
CAGR 26%
2,8
3,3
4,2
6,2
8,8
10,2
10.6
13,2
19,7
23,2
85%
Share of Payment Services Segment[3]
17%
16,9
19,7
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
9m 2019
9m 2020

Note: [1]As of September 30, 2020 if not stated otherwise, for additional details, please see QIWI's Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 19, 2020, QIWI's latest annual report on Form 20-F filed with the Securities and Exchange Commission on 24 March, 2020 and Terms and Definitions section of the presentation; [2]Including Contact and Rapida financial results starting from June 2015. Including Flocktory financial results starting from December 2019; [3]Data for 9 months ending on 30.09.2020

4

PAYMENT SERVICES

… WITH CORE EXPERTISE IN OFFERING A BROAD RANGE OF NEXT GENERATION MULTI USE-CASE PAYMENT SERVICES Kiosks and terminals Open API solution VISA pre-paid cards Contact money remittance Digital wallet Payment Gateway to retail partners Payment services Payment Services B2B solutions online acquiring and payouts to cards

DISTINCTIVE COMPETITIVE ADVANTAGES AND MONETIZATION MODEL Competitive advantages of QIWI’s services Payment Services QIWI WALLET Pay for goods and services merchant pays % to QIWI Transfer Money user pays % to QIWI Cash out user pays % to QIWI Top up with Cash Free for user QIWI pays % to the agent Top up with the Card Free for user QIWI pays % to the bank Money Transfers/ Payouts Free for user. Free for QIWI. The transferor (B2B customer or partner) pays % to QIWI Strong track record in market segments with demand for cash acceptance, payment digitalization, technological solutions and higher transparency of transactions Convenient digital solutions Single and intuitive interface, easy access Automation of payments via open API Instant payouts to hundreds of customers Multi-service platform with fast and seamless onboarding Privacy High quality and reliable services, fast customer response High level of customization Cash digitalization for high cash use population Efficient transactional monetization model

E-commerce 59% Money remittances 30% Financial services 6% Telecom 4% Others 1% Money remittances 41% E-commerce 30% Financial services 16% Telecom 10% Others 3% SERVICING A WIDE AND GROWING RANGE OF MARKETS AND USE-CASES Note: 1 As of September 30, 2020 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 19, 2020, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on 24 March, 2020 and Terms and Definitions section of the presentation; 2 Defined as Payment Services Segment Payment Adjusted Net Revenue divided by Payment Services segment payment volume Payment Services Payment Volume1 9m 2020 Payment Services PS Payment Adjusted Net Revenue and Average Adjusted Net Revenue Yield1 RUB bn CAGR 18% CAGR 23% PS Payment Adjusted Net Revenue, RUB bn Payment Average Adj. Net Revenue Yield2 9m 2020 6% 9%

SPECIALIZING ON HIGH GROWTH MARKETS THAT LACK CONVENIENT DIGITAL SOLUTIONS

QIWI Payment Services

Self-employed entrepreneurs

Accept payments
via QIWI Wallet

P2P checkout
with easy integration

QIWI Wallet API
Automatization of wallet operations

P2P
and wallets as a platform

QIWI

B2B2C Go2Market for self-employed working for businesses

B2B partners / sharing economy merchants

Payments solutions
Examples of taxi companies

UBER

~725 RUB bn
Russian taxi market GMV 2019[1]

>2,700
taxi companies[2]

Convenient
payment solution for personal needs

airbnb

Ruslom.ru

Escrow payments
for large platforms

FREELANCE

Avito

Paying to self-employed contractors

Salary payments
quick solution

Payouts to wallets/cards
for marketplaces

Digital entertainment

01 Easy and scalable payment solution for online games, sports betting and new age digital entertainment

02 Benefits from being 1 out of 2 TSUPIS operators in Russia

03 Convenient payment solution for customers and merchants

Online gaming TAM ~ 34 RUB bn
in 2019[5]

FONBET

15+ million
Self-employed in Russia in 2019[3]

TAM ~7 RUB trillion
Total annual payment to self-employed[4]

6 % of GDP
Share of 2019 GDP[4]

Source: company data, Analytical Center for the Government of the Russian Federation, Rosstat, broker reports, Statista
Note: [1] According to forecast of Analytical Center for the Government of the Russian Federation; [2] Number of connected taxi companies as of September 30, 2020. [3] According to Rosstat as of 2Q 2019; [4] According to Rosstat as of 2Q 2019 and brokers' assumptions on average monthly income of self-employed in Russia; [5] According to Statista

9

OTHER PROJECTS

DEVELOPING B2B VALUE PROPOSITION SYNERGETIC TO PAYMENT SERVICES BUSINESS: OVERVIEW OF KEY PROJECTS

ФАКТОРИНГ ПЛЮС

Digital factoring solutions and bank guarantees for SME

Factoring

account receivable financing

Factoring financing for SMEs with high credit quality Debtors

Totally digital on-boarding and services
100% electronic document workflow

Instant scoring, fast decision and issue of funding

Digital Bank Guarantees

Performance and tender bonds

Guarantees for contractors
(mostly for public procurement)

Totally digital on-boarding and services
100% electronic document workflow

Instant scoring, fast decision and issue of funding

FLOCKTORY

SaaS platform for customer lifecycle management and personalization

Signals
a customer's data base

Exchange
a Partner Network for an active inflow of clients

PushRewards
a module for smart PUSH notifications

Pre-Checkout
a module for personalization of users' web experience

Post-Checkout
a referral marketing module

Workflow
a module that helps to personalize communication content

Xmail/XPush
Module for cross-sale and retargeting

Feedback
a module for collecting, analyzing and managing feedbacks

Second Party Data Exchange
Sponsored Push Notification
First Party Data

точка
банк для предпринимателей

Digital bank for small and medium enterprises

Banking products	• Debit card, deposits, overdraft • Acquiring • Payroll settlement • Bank guarantees
Financial services	• Loyalty program • Online accounting • Tax calendar and electronic submission of filings • Sole Traders & LLC registration
Client-friendly solutions	• Online onboarding of clients and support • 24/7 service • Online dashboards and analytics

Client deposit balances[2]



bn RUB
2
8
12
29
49
2015
2016
2017
2018
2019

Note: Note: All presented financials are shown on gross basis for QIWI; [1] QIWI recognizes SME revenues from Tochka clients only with accounts in QIWI Bank. The rest of Tochka clients with accounts in Otkritie bank are included in Tochka JV and accounted as an associate under the equity method. QIWI holds 40% of Tochka's shares but is entitled for 45% of dividends and potential capital gains. As a result, QIWI Group assesses its share in Tochka JV at 45% (according to its share in dividends and potential capital gains). Remaining dividends and capital gains are distributed as follows: Bank Otkritie and Tochka management to receive 45% and 10% of dividends and potential capital gains, respectively; [2] As of 31 December, 2019, for additional details, please see QIWI's latest annual report on Form 20-F filed with the Securities and Exchange Commission on 24 March, 2020

11

12 FACTORING PLUS Digital factoring solutions and bank guarantees for SME Factoring active clients 400+ acc Key facts1 Average guarantees’ lifetime 538+ days Factoring performance Digital bank guarantees portfolio, bn #5 In terms of number of new clients involved in factoring2 #4 In terms of number of active SME clients using factoring2 4.7% Market share on the bank guarantees market 1As of September 30, 2020 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on March 24, 2020, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2019 and Terms and Definitions section of the presentation: 2As of June 30,2020 NPL of factoring portfolio 0.3% NPL of guarantees portfolio 0.1% Factoring portfolio breakdown Factoring operations’ key industries: Pharmaceutical Food-products Clothing and footwear Household appliance and electronics of factoring operations concentrated in a single industry <25% Guarantees in portfolio 7+ k

FINANCIAL UPDATE

SOLID PERFORMANCE FOR 9M 2020 WITH GROWING PAYMENT SERVICES VOLUMES AND NET REVENUE

QIWI

Key highlights

FY 2019		9m 2020
+18%	Total Net Revenue y-o-y increase	+17%
+27%	PS Segment Net Revenue y-o-y increase	+9%
+53%	Adjusted Group EBITDA y-o-y increase	+36%
+61%	Adjusted Group Net Profit y-o-y increase	+41%

Key financials[1]

RUB bn *Includes Rocketbank and Sovest operations*



16.9
19.7
7.5
10.2
5.5
7.8
Total Net Revenue
Adjusted EBITDA
Adjusted Net Profit
9m 2019
9m 2020

Note: [1] Including Flocktory financial results starting from December 2019

14

RUB bn CAGR 21% 17% Includes Rocketbank and Sovest operations Note: 1 As of September 30, 2020 if not stated otherwise, for additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 19, 2020, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on 24 March, 2020 and Terms and Definitions section of the presentation; 2 Including Contact and Rapida financial results starting from June 2015. Including Flocktory financial results starting from December 2019 PS Segment Total Net Revenue PS Segment Net Revenue Yield CAGR 19% 9% RUB bn Group’s Total Net Revenue1,2 and Net Revenue split Payment Services Segment Total Net Revenue and Yield1,2 STRONG TRACK RECORD OF GROWTH IN NET REVENUE DRIVEN BY PAYMENT SERVICES 9m 2020 Payment Services Corporate and Other Consumer Financial Services Rocketbank 15

EXPECTED DECREASE IN KEY COST CATEGORIES POST SALE OF SOVEST AND WINDING DOWN OF ROCKETBANK

Compensation, client acquisition and advertising expenses were higher in 2017/2018 due to roll-out of new projects – Sovest, Rocketbank, Tochka

Group expenses[1,2]

RUB bn *Includes Rocketbank and Sovest expenses*


Group expenses growth was mainly driven by development of SOVEST and Rocketbank projects
4.3
0.7
0.5
2.7
4.3
0.5
0.3
0.4
2.7
4.6
0.5
0.3
0.3
3.1
8.1
1.3
0.4
0.4
0.4
1.3
4.3
13.8
1.7
0.6
0.7
0.7
2.4
7.7
14.0
2.1
0.5
0.3
0.7
0.7
2.0
7.8
9.4
1.3
0.4
0.5
0.4
1.2
5.4
8.8
0.9
0.3
0.5
0.3
0.5
6.2
2014
2015
2016
2017
2018
2019
9m 2019
9m 2020

Group expenses breakdown[1,2]

% of total expenses *Includes Rocketbank and Sovest expenses*


10%
1%
3%
4%
6%
6%
70%
9m 2020
Personnel expenses
Advertising, client acquisition and related expenses
Advisory and audit services
Tax expenses, except income and payroll related taxes
Expenses related to Tochka multi-bank platform services
Rent of premises and related utility expenses
Other3

Note: [1] For additional details, please see QIWI's Earnings Report on Form 6-K filed with the Securities and Exchange Commission on November 19, 2020, QIWI's latest annual report on Form 20-F filed with the Securities and Exchange Commission on 24 March, 2020 and Terms and Definitions section of the presentation; [2] Comprises SG&A expenses and personnel expenses. Including Flocktory financial results starting from December 2019; [3] Includes IT related expenses, net loss (gain) from initial recognitions, Form F-3 related expenses, and other expenses

16

ROBUST PROFITABILITY OF CORE PAYMENT SERVICES BUSINESS Adjusted EBITDA1,2 Adjusted Net Profit1,2 Note: 1 For additional details, please see QIWI’s Earnings Report on Form 6-K filed with the Securities and Exchange Commission on September 30, 2020, QIWI’s latest annual report on Form 20-F filed with the Securities and Exchange Commission on 24 March, 2020 and Terms and Definitions section of the presentation; 2 Including Flocktory financial results starting from December 2019 RUB bn Ramp-up of new projects had a temporary impact on Group profitability and margins RUB bn Adjusted EBITDA margin Adjusted Net Profit margin2 Includes Rocketbank and Sovest operations Includes Rocketbank and Sovest operations Adjusted Net Profit2 PS Segment Adjusted Net Profit 17

Capital allocation strategy GROUP CAPITAL ALLOCATION STRATEGY Using cash generated by the Payment Services business to increase distributions to shareholders and invest into future growth Payment Services Business Future Growth Return to Shareholders Capital Expenditures Change in Working Capital Investments in New Projects and Product Development M&A Dividends Share buybacks ~6% of Payment Services Segment Net Revenue Negative ~7% of Payment Services Segment Net Revenue Reinvest remaining profits in future growth Evaluate opportunistically Payout ratio of 50% of Group Adjusted Net Profit in 2020 Average historical payout ratio 65+% Group Adjusted Net Profit1 Evaluate opportunistically 1Average historical payout ratio is calculated as total amount of dividend declared for a fiscal year divided by the Group Adjusted Net Profit for the respective fiscal year. For the purpose of calculation 2018 fiscal year is excluded as the Company did not distribute any dividend for the year ended December 31, 2018.

2020 GUIDANCE Total Adjusted Net Revenue growth Adjusted Net Profit growth Payment Services Segment Net Revenue change 7% to 15% over 2019 3% to 10% over 2019 35% to 50% over 2019 Notes At this moment we are not able to accurately estimate the potential impact of the COVID-19 on our business, including the negative effect on the betting industry It is currently unclear how much consumer demand will be negatively affected by the outbreak of COVID-19 and what effect the outbreak of COVID-19 will have on the macroeconomic environment, as a whole. The full impact remains uncertain and will depend on the length and severity of the effect of the coronavirus on economic activity in our markets The full scope of the negative impact that the abrupt decline in oil prices and resulting devaluation of the ruble may have on the Russian economy also remains unclear but has the potential to be very significant. Key metrics1,2 Note: 1 For additional details, please see QIWI’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2020 and Terms and Definitions section of the presentation; 2 The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

01 TRACK RECORD OF INNOVATION 02 INTEGRATED OMNI-CHANNEL ECOSYSTEM OFFERING A BROAD RANGE OF NEXT GENERATION MULTI USE-CASE PAYMENT SERVICES 03 SERVICING SPECIALIZED HIGH GROWTH MARKETS THAT LACK CONVENIENT DIGITAL SOLUTIONS 04 SIGNIFICANT GROWTH POTENTIAL OF CORE PAYMENT SERVICES SEGMENT DRIVEN BY POSITIVE SECULAR TRENDS IN KEY UNDERLYING MARKETS 05 PROPRIETARY PAYMENT CAPABILITIES ALLOWING QIWI TO DIFFERENTIATE ITSELF 06 ATTRACTIVE FINANCIAL PROFILE WITH ROBUST PROFITABILITY PROVIDING FOR DIVIDEND PAYMENTS UPSIDE KEY INVESTMENT HIGHLIGHTS

APPENDIX

COMPLIANCE WITH PAYMENT AND FINANCIAL SERVICES REGULATION

Payment and financial services regulation

Payment services

- Virtual wallet operators legally considered as cashless transfers within the use of bank cards and prepaid cards
- Prepaid cards regulated as electronic means of payment in line with "Payment System Law"[1]
- Supervisory body: CBR

Money remittances

- Contact has a status of nationally significant payment system
- Regulated by "Payment System Law"[1]
- Supervisory body: CBR

Betting regulation

- All interactive bets may be only accepted through Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers
- QIWI BANK is a TSUPIS since 2016

Banking regulation

- QIWI Bank is subject to all the applicable banking regulations in Russia
- QIWI Bank holds a universal banking license
- Regulation implies conformity with a number of requirements including capital and reserve requirements, loss provisions, prudential ratios and reporting requirements

AML regulation

- In Russia, financial services providers should comply with the national anti-money laundering and counter-terrorism financing legislation, as well as requirements of FATCA[3] and CRS[4]
- Federal Financial Monitoring Service, or Rosfinmonitoring, is the supervisory body for the purposes of AML
- Financial services providers are generally required to identify their clients, whether legal entities or individuals
- Money transfers by individuals below RUB 15,000 (ca.$213[5]) are generally exempt from identification requirement
- P2P and transfers to foreign entities and certain kinds of non-profits require at least a simplified identification of the customer regardless of the amount

Identification types	No identification	Simplified identification	Full identification
Wallet balance limit	RUB 15,000	RUB 60,000	RUB 600,000
Monthly turnover limit	RUB 40,000	RUB 200,000	No limit

Source: company data, CBR

Note: [1] Federal Law of Russian Federation No. 161-FZ "On the National Payment System" dated June 27, 2017: [2] Federal Law of Russian Federation No. 353-FZ "On Consumer Credits (Loans)" dated December 21, 2013; [3] Foreign Account Tax Compliance Act; [4] Common Reporting Standard; [5] Converted to USD at CBR USDRUB FX rate of 70.5198 as of 3 July 2020

22

RISK FRAMEWORK: KEY RISKS AND MITIGATION PRACTICES Key risk mitigation tools and strategies Risk assessment focus areas Monitoring of bills, participation in legislative initiatives Deployed compliance management system Constant development of AML/CFT function Development of customer identification KYC Credit Committee monitors and sets credit limits Sophisticated risk models QIWI SDLC Process is built-in company development process Internal access using NGFW and home made user control Two factor authentication and server-side fraud monitoring system Automatization of on-boarding procedures for individuals and entities Focus on anti-cyclical niches Board oversees strategy and monitors the development of key projects Legislative and regulatory risks: Banking license Personal Data Currency controls (cross boarder) Credit and counterparty risks Cybersecurity and fraud risks Geo-political, macro and sanctions risks Strategy and execution risks

ESG HIGHLIGHTS Corporate governance platform Government relations Social responsibilities of BoD is independent 43% 3 board committees All headed by INEDs Respected board members 7 international shareholders Reputable Educational program launched in 2014 QIWI FINTEEN Children already participated in different Finteen activities 150,000+ Employees involved into the program organization 200+ QIWI works together with charitable organizations and provides them with customized payment solutions so that fundraising is simpler, faster and less costly Charity Membership in for remote identification of individuals Advisory group member in the National Program “Digital economy” Participant in preparation of amendments to the Federal Law “On the National Payment System” Actively participated

QIWI Investor Relations Contacts: ir@qiwi.com +357 250228091